UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 12, 2025 titled “Arcos Dorados Reports Third Quarter 2025 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: November 12, 2025

Item 1

Arcos Dorados Third Quarter 2025 Results November 12, 2025

ARCOS DORADOS REPORTS THIRD QUARTER 2025 FINANCIAL RESULTS

•	Systemwide Comparable Sales[1] grew 12.7% versus the prior year, contributing to total company revenues of $1.2 billion in the third quarter of 2025.

•	Digital channel sales (from Mobile App, Delivery and Self-order Kiosks) rose 11.2% year-over-year in US dollars and contributed 61% of systemwide sales in the quarter.

•	Consolidated Adjusted EBITDA[1] was $201.1 million and Net Income was $150.4 million, or $0.71 per share, in the third quarter of 2025.

•	Results included a $125.2 million net benefit from a federal tax credit in Brazil related to the period 2016-2023, which the Company expects will contribute to its cash from operations beginning in 2026.

•	Net Debt to Adjusted EBITDA leverage ratio remained a comfortable 1.2x as of September 30, 2025.

•	The Company opened 22 restaurants across the region in the quarter.

Montevideo, Uruguay, November 12, 2025 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean, today reported unaudited results for the three and nine months ended September 30, 2025.

Message from Luis Raganato, Chief Executive Officer

During the third quarter of 2025, we successfully navigated challenging consumer dynamics to generate balanced US dollar revenue growth and solid profitability. We are focused on exceeding guests’ expectations in today’s business while modernizing and improving our growth processes to support higher returns on investment and to ensure Arcos Dorados maintains its leadership position for many years to come.

Total revenue reached $1.2 billion, with balanced US dollar growth across the three divisions. Systemwide comparable sales rose 12.7%, in-line with the Company’s blended inflation for the period. Growth was particularly strong in SLAD and NOLAD, led by Argentina and Mexico, respectively.

Marketing and Digital have been an important differentiator for the McDonald’s brand throughout the Arcos Dorados footprint. This important competitive advantage has allowed us to protect, or expand, market share in the countries where we operate, almost without exception. We believe this will help sustain strong performance as the operating environment normalizes and economic conditions improve.

We produced $201.1 million in Adjusted EBITDA in the third quarter, including the net impact of a federal tax credit in Brazil. In the underlying business, we generated efficiencies in Payroll and Occupancy and other operating expenses, and we will leave no stone unturned to identify and capture additional efficiencies this year and into the future.

We opened 22 restaurants in the third quarter of 2025, 19 of which were free-standing locations. At the end of the quarter, 72% of restaurants in our footprint welcomed guests with our most modernized and compelling experience.

We are pushing to have a solid finish to 2025, while positioning ourselves for a stronger performance next year, targeting sustainable topline growth and improved operational efficiency to drive profitability, generate free cash flow and create shareholder value.

1 For definitions, please refer to page 7 of this document.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1

(In millions of U.S. dollars, except as noted)

	3Q24 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q25 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,410			2,479

Sales by Company-operated Restaurants	1,083.4	(107.4)	163.3	1,139.3	5.2%	15.1%
Revenues from franchised restaurants	50.2	(4.9)	8.1	53.5	6.5%	16.1%
Total Revenues	1,133.7	(112.3)	171.4	1,192.8	5.2%	15.1%
Systemwide Comparable Sales						12.7%
Adjusted EBITDA	125.0	(5.9)	82.0	201.1	60.9%	65.6%
Adjusted EBITDA Margin	11.0%			16.9%	5.9 p.p.
Net income attributable to AD	35.2	3.4	111.8	150.4	327.2%	317.4%
Net income attributable to AD Margin	3.1%			12.6%	9.5 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.17			0.71

Arcos Dorados’ total revenues reached $1.2 billion, up 5.2% in US dollars versus the prior year quarter. Systemwide comparable sales rose 12.7% in the quarter, which was in-line with the Company’s blended inflation rate. Brazil’s systemwide comparable sales improved sequentially versus the second quarter of 2025, while Mexico and Argentina supported the consolidated result with systemwide comparable sales growth of 1.8x and 1.3x local inflation, respectively.

The Company’s Digital strategy continued to support sales growth. Digital channel sales rose 11.2% in the period, generating 61% of the third quarter’s systemwide sales. Digital sales growth was strongest in Brazil and SLAD, where Argentina capitalized on a modernized restaurant base and a tech-savvy consumer to drive growth in Delivery and Self-order kiosk sales.

By the end of the third quarter of 2025, the Company’s Loyalty Program reached more than 70% of all restaurants in its footprint. Puerto Rico began offering the Program during the third quarter, joining the six other markets that already offered Loyalty to their guests: Argentina, Brazil, Colombia, Costa Rica, Ecuador and Uruguay. The Loyalty Program reached 23.6 million registered members at the end of the third quarter, growing by nearly 50% versus the end of 2024. The Loyalty Program, which is now in the pilot phase in Mexico, remains on target to be available in all main markets by year-end 2025.

Marketing in the quarter focused on brand strength across all platforms. The family segment deepened the emotional connection with the brand and created memorable experiences with the Hello Kitty and Tiny TAN licenses. Value platforms offered good value for money to guests and remained a strategic priority given the operating environment. Several markets leveraged the McCrispy Chicken platform to introduce new sandwiches and bundles in this key growth category. Dessert sales were boosted by particularly strong and localized McFlurry flavors and popular licenses such as Hello Kitty. Finally, the Company leveraged its exclusive regional sponsorship agreement with Formula One to drive sales and strengthen brand love.

In the third quarter, Arcos Dorados recognized a federal tax credit in Brazil, with a total net benefit of $125.2 million, including an $85.6 million positive impact within Operating income and a $39.6 million positive impact on Interest income and other financing results. The credit arose from a judgment regarding the treatment of certain government-related tax incentives for the period 2016 to 2023. The tax credit is expected to provide a positive cash impact since the Company plans to use it to offset federal tax obligations, beginning in 2026. The Company expects to recover the taxes over the next five years.

Consolidated Adjusted EBITDA increased strongly versus the prior year in US dollars due to the abovementioned benefit in Brazil. Consolidated Adjusted EBITDA margin was 16.9% and 11.0% in the third quarter of 2025 and third quarter of 2024, respectively.  In addition to the benefit within Operating income due to the federal tax credit in Brazil, efficiencies in payroll as well as occupancy and other operating expenses also contributed positively to the margin comparison while food & paper costs remained above prior year levels.

Net income attributable to Arcos Dorados reflected the full impact of the abovementioned federal tax credit, generating a net income margin of 12.6% in the third quarter of 2025 compared with 3.1% in the third quarter of 2024.

Arcos Dorados recorded earnings of $0.71 per share in the third quarter of 2025 compared to $0.17 per share in the prior year period. Total weighted average shares were 210,663,057 in both periods.

Notable Items

Included in Adjusted EBITDA: The result in the third quarter of 2025 included $85.6 million related to the aforementioned federal tax credit in Brazil.

Additionally, the result for the third quarter of 2024 included a $5.6 million positive impact from a recovery related to social security contributions in Brazil.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the third quarter of 2025 or the third quarter of 2024.

New Unit Development: Total and by Format[1]

Figure 2

	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Brazil	1,202	1,191	1,179	1,173	1,160
NOLAD	666	658	657	654	649
SLAD	611	608	603	601	601
TOTAL	2,479	2,457	2,439	2,428	2,410

1End of period, including company operated and sub-franchised restaurants

Figure 3

as of Sep.30, 2025	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	652	89	461	1,202	742	460	174	2,023
NOLAD	423	48	195	666	520	146	19	512
SLAD	270	124	217	611	510	101	232	732
TOTAL	1,345	261	873	2,479	1,772	707	425	3,267

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados added 22 new restaurants to its systemwide restaurant portfolio, including 19 free-standing locations, in the third quarter of 2025. As of the end of September 2025, 72% of the total portfolio was modernized.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	September 30,	December 31,
	2025	2024
Total Cash & cash equivalents (i)	256,872	138,593
Total Financial Debt (ii)	932,798	699,851
Net Financial Debt (iii)	675,926	561,258
LTM Adjusted EBITDA	549,900	500,100
Total Financial Debt / LTM Adjusted EBITDA ratio	1.7	1.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.1
LTM Net income attributable to AD	245,350	148,759
Total Financial Debt / LTM Net income attributable to AD ratio	3.8	4.7
Net Financial Debt / LTM Net income attributable to AD ratio	2.8	3.8

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $64.4 million and $80.3 million as a reduction of financial debt as of September 30, 2025 and December 31, 2024, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

The Company’s net debt to Adjusted EBITDA leverage ratio ended the third quarter of 2025 at 1.2x, compared with 1.1x at year-end 2024.

For the nine-month period ended September 30, 2025, the Company’s cash flows included net cash provided by operating activities of $163.9 million with total property and equipment expenditures of $179.9 million. This compares with net cash provided by operating activities in the same period of the prior year of $159.8 million and total property and equipment expenditures of $239.2 million.

Recent Developments

Syndicated Revolving Credit Facility

On September 30, 2025, Arcos Dorados entered into a new $200 million syndicated revolving credit facility with JP Morgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A. - Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Crédito del Perú and Firstbank Puerto Rico. The facility has a four-year maturity, with an optional one-year extension, and an interest rate of SOFR + 2.10% to 2.40%.

Third Quarter 2025 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 12, 2025, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Third Quarter 2025 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), this press release and the accompanying tables use a non-GAAP financial measure titled ‘Adjusted EBITDA’. Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, impairment of long-lived assets, and reorganization and optimization plan expenses.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation of Adjusted EBITDA to Net income attributable to Arcos Dorados. For more information, please see the Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements filed today with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with almost 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 09/30/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation, and its outlook and guidance for 2025. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the SEC. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2025 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2025	2024	2025	2024
REVENUES
Sales by Company-operated restaurants	1,139,343	1,083,447	3,257,987	3,175,578
Revenues from franchised restaurants	53,485	50,238	153,729	150,364
Total Revenues	1,192,828	1,133,685	3,411,716	3,325,942
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(414,779)	(381,175)	(1,177,955)	(1,115,088)
Payroll and employee benefits	(211,152)	(207,894)	(615,362)	(603,392)
Occupancy and other operating expenses	(333,317)	(315,571)	(961,128)	(930,182)
Royalty fees	(69,069)	(67,163)	(198,935)	(198,527)
Franchised restaurants - occupancy expenses	(22,619)	(20,720)	(64,691)	(62,995)
General and administrative expenses	(76,824)	(68,070)	(227,679)	(209,682)
Other operating income, net	82,115	6,733	88,824	15,519
Total operating costs and expenses	(1,045,645)	(1,053,860)	(3,156,926)	(3,104,347)
Operating income	147,183	79,825	254,790	221,595
Net interest income (expense) and other financing results	27,071	(8,480)	(8,004)	(39,059)
(Loss) Gain from derivative instruments	(593)	(516)	861	733
Foreign currency exchange results	3,037	3,292	(2,590)	(15,823)
Other non-operating (expenses) income, net	(424)	758	(1,027)	106
Income before income taxes	176,274	74,879	244,030	167,552
Income tax expense, net	(25,732)	(39,589)	(56,723)	(76,695)
Net income	150,542	35,290	187,307	90,857
Net income attributable to non-controlling interests	(113)	(76)	(361)	(502)
Net income attributable to Arcos Dorados Holdings Inc.	150,429	35,214	186,946	90,355
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	12.6%	3.1%	5.5%	2.7%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.71	$ 0.17	$ 0.89	$ 0.43
Weighted-average number of common shares outstanding-Basic	210,663,057	210,663,057	210,663,057	210,659,761
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	150,429	35,214	186,946	90,355
Net income attributable to non-controlling interests	113	76	361	502
Income tax expense, net	25,732	39,589	56,723	76,695
Other non-operating (expenses) income, net	424	(758)	1,027	(106)
Foreign currency exchange results	(3,037)	(3,292)	2,590	15,823
(Loss) Gain from derivative instruments	593	516	(861)	(733)
Net interest income (expense) and other financing results	(27,071)	8,480	8,004	39,059
Depreciation and amortization	50,717	45,411	144,925	133,704
Operating charges excluded from EBITDA computation	3,226	(237)	2,801	(2,583)
Adjusted EBITDA	201,126	124,999	402,516	352,716
Adjusted EBITDA Margin as % of total revenues	16.9%	11.0%	11.8%	10.6%

Third Quarter 2025 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Nine-Months ended		as	Constant
	September 30,		reported	Currency	September 30,		reported	Currency
	2025	2024	Incr/(Decr)%	Incr/(Decr)%	2025	2024	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	452,589	431,473	4.9%	3.0%	1,268,278	1,322,400	-4.1%	3.5%
NOLAD	328,457	309,684	6.1%	4.1%	927,986	922,610	0.6%	3.6%
SLAD	411,782	392,528	4.9%	37.1%	1,215,452	1,080,932	12.4%	38.0%
TOTAL	1,192,828	1,133,685	5.2%	15.1%	3,411,716	3,325,942	2.6%	14.7%

Operating Income (loss)
Brazil	127,325	61,157	108.2%	102.6%	194,421	186,393	4.3%	7.3%
NOLAD	14,394	17,337	-17.0%	-18.8%	54,822	48,511	13.0%	15.2%
SLAD	30,140	24,175	24.7%	64.4%	82,563	58,336	41.5%	74.8%
Corporate and Other	(24,676)	(22,844)	-8.0%	-24.8%	(77,016)	(71,645)	-7.5%	-21.3%
TOTAL	147,183	79,825	84.4%	87.0%	254,790	221,595	15.0%	22.2%

Adjusted EBITDA
Brazil	147,438	79,007	86.6%	81.9%	249,961	240,621	3.9%	7.9%
NOLAD	29,950	30,683	-2.4%	-4.4%	97,428	85,446	14.0%	17.0%
SLAD	46,695	35,705	30.8%	69.8%	126,288	91,017	38.8%	69.2%
Corporate and Other	(22,957)	(20,396)	-12.6%	-30.7%	(71,161)	(64,368)	-10.6%	-25.3%
TOTAL	201,126	124,999	60.9%	65.6%	402,516	352,716	14.1%	22.8%

Figure 7

Systemwide Comparable Sales Growth	For Three-Months ended
	September 30,
	2025	2024
Brazil	1.0%	6.8%
NOLAD	0.4%	6.2%
SLAD	39.7%	90.4%
TOTAL	12.7%	32.1%

Figure 8

Period average Local currency per US$	Brazil	Mexico	Argentina
3Q25	5.45	18.62	1,333.10
3Q24	5.55	18.95	941.31

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	September 30,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	182,797	135,064
Short-term investments	74,075	3,529
Accounts and notes receivable, net	149,627	119,441
Other current assets (1)	241,774	209,953
Derivative instruments	1,126	416
Total current assets	649,339	468,403
Non-current assets
Property and equipment, net	1,274,677	1,127,042
Net intangible assets and goodwill	145,822	66,644
Deferred income taxes	104,980	90,287
Derivative instruments	63,320	79,874
Equity method investments	16,104	14,346
Leases right of use asset	1,080,411	949,977
Other non-current assets (2)	231,452	96,081
	2,916,766	2,424,251
Total assets	3,566,165	2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	319,987	347,895
Taxes payable (3)	99,223	118,466
Accrued payroll and other liabilities	160,763	113,259
Royalties payable to McDonald’s Corporation	26,094	20,860
Provision for contingencies	1,329	1,199
Interest payable	14,306	7,798
Financial debt (4)	10,379	64,167
Operating lease liabilities	100,679	92,280
Total current liabilities	732,760	765,924
Non-current liabilities
Accrued payroll and other liabilities	90,493	20,928
Provision for contingencies	39,009	29,157
Financial debt (5)	986,865	715,974
Deferred income taxes	1,969	2,084
Operating lease liabilities	968,774	849,158
Total non-current liabilities	2,087,110	1,617,301
Total liabilities	2,819,870	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	800,776	664,390
Accumulated other comprehensive loss	(568,151)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	744,799	508,080
Non-controlling interest in subsidiaries	1,496	1,349
Total equity	746,295	509,429
Total liabilities and equity	3,566,165	2,892,654

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!